UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2024

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

CONTENTS

Private Placement Offering

On August 1, 2024, PolyPid Ltd. (the “Company”) entered into a definitive securities purchase agreement for a private placement financing, led by leading U.S. life sciences-focused investors and certain new and existing investors. Under the securities purchase agreement, the investors have agreed to purchase 2,235,457 of the Company’s ordinary shares, no par value per share, or pre-funded warrants in lieu thereof, at a purchase price of $3.61 per share (the “Ordinary Shares”) (or pre-funded warrant), and warrants to purchase up to 1,676,588 Ordinary Shares at an exercise price of $3.61 per share. The warrants expire upon the earlier of two years from the date of issuance and 10 trading days following the Company’s announcement of the recommendation by Data Safety Monitoring Board regarding the Company’s unblinded interim analysis in its SHIELD II Phase 3 trial of D-PLEX100 resulting in either the stopping of the trial due to positive efficacy, or continuation to planned patient recruitment (up to 630 subjects).

The offering is expected to result in gross proceeds to the Company of $8.1 million. Exercise of the warrants in full would result in an additional $6.1 million in gross proceeds to the Company. The Company intends to use the net proceeds from the sale of the securities for its ongoing SHIELD II phase 3 clinical trial for the prevention of surgical site infections in patients undergoing abdominal colorectal surgery, working capital and general corporate purposes.

The closing of the offering is expected to occur on or about August 6, 2024, subject to the satisfaction of customary closing conditions.

The Company’s press release dated August 1, 2024, announcing the pricing of the private placement is attached hereto as Exhibit 99.1.

The Company also entered into a letter agreement with Citizens JMP, as exclusive financial advisor and agent in the offering (the “Placement Agent”), dated July 11, 2024, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 6.0% of the gross proceeds received in the offering and reimburse certain accountable expenses up to $30,000. In connection with the closing of the offering, the Company will also grant the Placement Agent a right of first refusal to act as lead left book running agent or manager and/or exclusive investment banker in connection with certain transactions of the Company for a 9-month period following closing.

The securities described herein (the “Securities”) have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. The Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the Ordinary Shares and the Ordinary Shares underlying warrants.

This Report on Form 6-K (the “Report”) shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the Securities Purchase Agreement, pre-funded warrants, and warrants do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement, pre-funded warrant, and warrants, which are attached as Exhibits 99.2, 99.5, and 99.4, respectively, to this Report and are incorporated herein by reference.

Amendment to Credit Agreement

On August 1, 2024, the Company entered into a second amendment (the “Amendment”) to a secured line of credit agreement (the “Credit Line”), dated April 5, 2022 and amended on March 29, 2023, by and between the Company and Kreos Capital VI (Expert Fund) LP (“Kreos”). Pursuant to the Amendment, 60% of the remaining principal and interest repayments under the Credit Line will be delayed and repaid on a monthly equal basis from April 1, 2025. The amended secured loan now bears interest at a rate of 12.00%, and the Company will pay a restructuring fee to Kreos of $125,000. In return for this additional deferral of repayment, Kreos has the right to receive a potential claw back payment on account of the then outstanding principal amount. This claw back mechanism will be triggered by additional incoming funds from future partnership agreement or additional financing. The claw back to be paid will not exceed $4.5 million, out of which $1.5 million was already paid. As part of the Amendment, PolyPid will issue to Kreos a warrant to purchase 40,000 ordinary shares of the Company at an exercise price of $3.61 per share. Following the execution of the Amendment, Kreos will hold warrants to purchase a total of 46,491 ordinary shares of the Company, as follows: (i) 6,491 shares at an exercise price of $12.60 per share; and (ii) 40,000 shares at an exercise price of $3.61 per share. The expiration date for each warrant issued will be seven years from the respective issuance date.

This Report is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-276826 and File No. 333-280658) and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703 and File No. 333-280662) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.

99.1	Press Release issued by PolyPid Ltd. on August 1, 2024 titled “PolyPid Announces Private Placement for Up to $14 Million in Gross Proceeds”.
99.2	Form of Securities Purchase Agreement between PolyPid Ltd. and the investors named therein, dated August 1, 2024.
99.3	Registration Rights Agreement between PolyPid Ltd. and the investors named therein, dated August 1, 2024.
99.4	Form of Ordinary Share Purchase Warrant.
99.5	Form of Pre-Funded Ordinary Share Purchase Warrant.
99.6+	Amendment to the Credit Line agreement, dated August 1, 2024, by and between the Company and Kreos, including form of warrant.

+	Certain information contained in this Exhibit has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and is the type of information that the Company treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: August 2, 2024	By:	/s/ Dikla Czaczkes Akselbrad
		Name:	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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